Reply Attention of Virgil Z. Hlus
Direct Tel. 604.891.7707
EMail Address vzh@cwilson.com
Our File No. 28556-0001 / D/JLM/686042.1

February 24, 2005

Via edgar and courier

Securities and Exchange Commission
450 Fifth St NW
Washington DC 20549
USA

Attention: Pamela A. Long
                Tracey Houser
                Chris Edwards

Ladies and Gentlemen:

Re: Blue Earth Refineries Inc.
Form 20-F filed on October 1, 2004
Amendment No. 1 filed on November 19, 2004
Amendment No. 2 filed on December 22, 2004
Amendment No. 3 filed on January 20, 2005
File No. 0-50971

Thank you for your letter of February 11, 2005 with respect to Amendment No. 3 to the Registration Statement on Form 20-F filed by our client, Blue Earth Refineries Inc. (the "Company"), on January 20, 2005.

We have keyed our responses to your comments and have provided you with supplemental information where applicable. We enclose three marked copies of Amendment No. 4 to the Form 20-F (the "Amendment"). The Amendment also includes the amendments to the Form 20-F that we proposed in our letter dated February 4, 2005. Unless otherwise indicated, page references used in this letter relate to the enclosed marked version of the Amendment. Terms not defined in this letter have the same meaning ascribed to them in your letter of February 11, 2005.

Blue Earth Refineries Inc. financial statements for the year ended June 30, 2004

Note 8. Equity Method Investee

1. The difference between the expected equity method loss and that recorded on the financial statements of approximately $163,000 relates to the elimination of intercompany interest on the income debentures and credit facility as follows:

Interest on income debentures to Blue Earth	CD$355,029
Interest on credit facility to Blue Earth	CD$ 94,691
Total interest from 4025776 Canada to Blue Earth	CD$449,720
Exchange rate at June 30, 2004	x .7460
Interest to Blue Earth	US$335,491
Portion required to be eliminated from equity loss	49.2%
Approximate amount eliminated from equity loss	US$165,062

Note 8 has been revised to include discussion of the calculation of the Company's share of the equity investee's loss. It has also been revised to explain the difference between the summarized financial information for 4025776 Canada in Note 8 and 4025776 Canada's audited financial statements.

In accordance with EITF 98-13, the Company's share of the net loss of the equity method investee has reduced the carrying value of the loans from the equity method investee. This was required since the carrying value of the Company's investment in the stock of the investee was already reduced to zero at June 30, 2004.

2. Attached as Exhibit 4.3 to the Amendment is the Trust Indenture, dated August 8, 2003, relating to the income debentures due in 2013. The Trust Indenture originally filed as Exhibit 4.3 to the 20-F was unrelated to the Company.

3. The translation gain calculated by you is similar to the translation gain calculated by the Company. The translation gain would be recorded as other comprehensive income as the Company views the loan as being in the nature of a long-term investment as contemplated by SFAS 52 (paragraph 20-b). Accordingly, the translation gain would not have an effect on net income. The calculated gain would have had a less than 1% effect on both total assets and total shareholder's equity. As such, the Company concluded the effect of recording the translation gain would not be material to the financial statements as a whole.

Closing Comments

We look forward to any further comments you may have regarding this Amendment No. 4 or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact Virgil Hlus at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/gyw
Encl.

cc: Blue Earth Refineries Inc.
Attn: Michael J. Smith, President

cc: Peterson Sullivan PLLC
Attn: Nathan Hartman